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                          December 21, 2020

       Damian deGoa
       Chief Executive Officer
       Liquidia Corporation
       419 Davis Drive, Suite 100
       Morrisville, NC 27560

                                                        Re: Liquidia
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed December 16,
2020
                                                            File No. 333-251394

       Dear Mr. deGoa:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Andrew P. Gilbert, Esq.